ATNA RESOURCES LTD.
(the "Company")

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 for the Annual General Meeting of the Company held on May 6, 2011

Matter Voted Upon	Outcome	Ballot Results, If Any
To elect James K.B. Hesketh as a director	Resolution Passed	For: 52,050,027 (98.42%) Withheld: 501,838 (0.95%)
To elect Paul H. Zink as a director	Resolution Passed	For: 45,372,844 (85.80%) Withheld: 7,177,019 (13.57%)
To elect Christopher E. Herald as a director	Resolution Passed	For: 45,343,496 (85.74%) Withheld: 7,208,369 (13.63%)
To elect David K. Fagin as a director	Resolution Passed	For: 45,336,169 (85.73%) Withheld: 7,215,694 (13.64%)
To elect Glen D. Dickson as a director	Resolution Passed	For: 28,951,697 (54.74%) Withheld: 113,814 (0.22%)
To elect David H. Watkins as a director	Resolution Passed	For: 28,925,787 (54.70%) Withheld: 139,722 (0.26%)
To elect Ronald D. Parker as a director	Resolution Passed	For: 28,649,097 (54.17%) Withheld: 416,414 (0.79%)
To elect Alan Howe	Resolution Defeated	For: 23,389,966 (44.23%) Withheld: 102,389 (0.19%)
To elect Steven Scheiwe	Resolution Defeated	For: 23,385,589 (44.22%) Withheld: 106,766 (0.20%)
To elect Steve Harmsen as a director	Resolution Defeated	For: 20,591,779 (38.94%) Withheld: 2,900,576 (5.48%)
To appoint Ehrhardt Keefe Steiner & Hottman PC as auditors of the Company	Resolution Passed	N/A
To authorize the directors to fix the auditors' remuneration	Resolution Passed	N/A

Dated at Golden, Colorado, this 13th day of May, 2011.

ATNA RESOURCES LTD.

Valerie Kimball

Valerie Kimball,
Corporate Secretary